Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 13, 2012.

Pricing Supplement to the Prospectus dated September 19, 2011, the Prospectus Supplement dated September 19, 2011, the General Terms Supplement dated March 22, 2012 and the Product Supplement No. 1067 dated September 19, 2011 — No.

The Goldman Sachs Group, Inc.

Medium-Term Notes, Series D

$

Basket-Linked Trigger Notes due

(Linked to a Weighted Basket Comprised of the iShares® MSCI Mexico Investable Market Index Fund and the iShares® MSCI Brazil Index Fund)

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (set on the trade date, expected to be December 18, 2013, subject to adjustment) is based on the performance of a weighted basket (which we refer to as the basket) comprised of the iShares® MSCI Mexico Investable Market Index Fund and the iShares® MSCI Brazil Index Fund, as measured from the trade date to and including the determination date (set on the trade date, expected to be December 13, 2013, subject to adjustment).  We refer to the iShares® MSCI Mexico Investable Market Index Fund and the iShares® MSCI Brazil Index Fund collectively as the “basket underliers” and each as a “basket underlier”.  The iShares® MSCI Mexico Investable Market Index Fund comprises 30% of the basket and the iShares® MSCI Brazil Index Fund comprises 70% of the basket.  The return on your notes is linked to the performance of the basket and whether a trigger event has occurred.  A trigger event will occur if the closing level of the basket has declined, as compared to the initial basket level, by more than the trigger buffer amount of 21.00% during the measurement period, which will consist only of the determination date. If a trigger event occurs, you could lose your entire investment in the notes if the final basket level (defined below) declines to zero.

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final basket level from the initial basket level of 100, which we refer to as the basket return. The final basket level will be the sum of (1) the closing level of the iShares® MSCI Mexico Investable Market Index Fund on the determination date divided by the initial iShares® MSCI Mexico Investable Market Index Fund level times 30 plus (2) the closing level of the iShares® MSCI Brazil Index Fund on the determination date divided by the initial iShares® MSCI Brazil Index Fund level times 70.  The basket return may reflect a positive return (based on any increase in the basket level over the life of the notes) or a negative return (based on any decrease in the basket level over the life of the notes).  On the stated maturity date, for each $1,000 face amount of your notes:

•                   if a trigger event occurs, you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the basket return times $1,000; or

•                   if a trigger event does not occur, you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the greater of:

•                   the product of the basket return times $1,000; or

•                   the product of the contingent minimum return of 5.00% times $1,000.

You could lose your entire investment in the notes if the final basket level is zero. If a trigger event occurs on the determination date, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a 21.00% drop between the initial basket level and the closing level of the basket on the determination date will not result in a loss of principal on the notes (since a trigger event will not have occurred), a decrease in the closing level of the basket to less than 79.00% of the initial basket level on the determination date may result in a loss of a significant portion of the principal amount of the notes despite only a small change in the basket level. In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

The return on your notes is linked to the performance of the iShares® MSCI Mexico Investable Market Index Fund and the iShares® MSCI Brazil Index Fund, not the MSCI Mexico Investable Market Index or the MSCI Brazil Index, and the performance of the index funds may not directly track the performance of the underlying indexes.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the notes found in “General Terms of the Underlier-Linked Trigger Notes” on page S-35 of the accompanying product supplement no. 1067 and additional terms of the notes in the accompanying general terms supplement.

The estimated value of your notes on the trade date at the time the terms of your notes are set (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is equal to approximately $     (to be determined on the trade date) per $1,000 face amount of your notes, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will exceed the estimated value of your notes as determined by reference to these models.  The amount of the excess will initially equal $      per $1,000 face amount, which will decline on a straight line basis over the period from the date hereof through December   , 2012. Your investment in the notes involves certain risks, including, among other things, our credit risk.  We encourage you to read “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes” on page S-30 of the accompanying product supplement no. 1067, “Additional Risk Factors Specific to the Notes” on page S-1 of the accompanying general terms supplement and “Additional Risk Factors Specific to Your Notes” on page PS-11 of this pricing supplement so that you may better understand the risks of your investment.

Original issue date (settlement date):	expected to be June 18, 2012	Original issue price:	100.00% of the face amount*
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

*Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of      % of the face amount, and as a result of such agreements, the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount from Goldman, Sachs & Co.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Goldman, Sachs & Co.	JPMorgan Placement Agent

Pricing Supplement dated         , 2012.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated March 22, 2012, of The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 1067” mean the accompanying product supplement no. 1067, dated September 19, 2011, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Trigger Notes” on page S-35 of the accompanying product supplement no. 1067 and “Supplemental Terms of the Notes” on page S-12 of the accompanying general terms supplement. Please note that certain features, as noted below, described in the accompanying product supplement no. 1067 and general terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 1067 or the accompanying general terms supplement.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Basket Underliers:  the iShares® MSCI Brazil Index Fund (Bloomberg symbol, “EWZ UP”) and the iShares® MSCI Mexico Investable Market Index Fund (Bloomberg symbol, “EWW UP”); see “The Basket and the Basket Underliers” on page PS-17

Specified currency:  U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement no. 1067:

•                  type of notes: notes linked to basket of underliers

•                  exchange rates: not applicable

•                  buffer level: not applicable

•                  cap level: not applicable

•                  averaging dates: not applicable

•                  interest: not applicable

•                  redemption right or price dependent redemption right: not applicable

Face amount:  each note will have a face amount of $1,000; $             in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Denominations:  $10,000 and integral multiples of $1,000 in excess thereof

Purchase at amount other than face amount: the amount we will pay you on the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount.  See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-13 of this pricing supplement

Cash settlement amount (on the maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•                  if a trigger event occurs, the sum of (i) $1,000 plus (ii) the product of the basket return times $1,000; or

•                  if a trigger event does not occur, the sum of (i) $1,000 plus (ii) the greater of:

•                  the product of the basket return times the upside participation rate times $1,000; or

•                  the product of the contingent minimum return times $1,000

Initial basket level: 100

Initial weighted value:  the initial weighted value for each of the basket underliers is equal to the product of the initial weight of such basket underlier times the initial basket level. The initial weight of each basket underlier is shown in the table below:

Basket Underlier	Initial Weight in Basket
iShares® MSCI Mexico Investable Market Index Fund	30.00%
iShares® MSCI Brazil Index Fund	70.00%

Initial iShares® MSCI Mexico Investable Market Index Fund level (the closing level of the basket underlier on the trade date):

Initial iShares® MSCI Brazil Index Fund level (the closing level of the basket underlier on the trade date):

Final iShares® MSCI Mexico Investable Market Index Fund level:  the closing level of the basket underlier on the determination date, subject to anti-dilution adjustments as described under “Supplemental Terms of Your Notes — Anti-dilution Adjustments” on page S-22 of the accompanying general terms supplement, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Final iShares® MSCI Brazil Index Fund level:  the closing level of the basket underlier on the determination date, subject to anti-dilution adjustments as described under “Supplemental Terms of Your Notes — Anti-dilution Adjustments” on page S-22 of the accompanying general terms supplement, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Final basket level:  the sum of the following:  (1) the final iShares® MSCI Mexico Investable Market Index Fund level divided by the initial iShares® MSCI Mexico Investable Market Index Fund level, multiplied by the initial weighted value of the iShares® MSCI Mexico Investable Market Index Fund plus (2) the final iShares® MSCI Brazil Index Fund level divided by the initial iShares® MSCI Brazil Index Fund level, multiplied by the initial weighted value of the iShares® MSCI Brazil Index Fund

Basket return:  the quotient of (1) the final basket level minus the initial basket level divided by (2) the initial basket level, expressed as a percentage

Upside participation rate:  100%

Measurement period:  the determination date

Trigger event:  the final basket level has declined, as compared to the initial basket level, by more than the trigger buffer amount during the measurement period

Trigger buffer amount:  21.00%

Contingent minimum return:  5.00%

Trade date:  expected to be June 13, 2012

Original issue date (settlement date) (to be set on the trade date):  expected to be June 18, 2012

Stated maturity date (to be set on the trade date): expected to be December 18, 2013, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-12 of the accompanying general terms supplement

Determination date (to be set on the trade date): expected to be December 13, 2013, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-13 of the accompanying general terms supplement

No interest:  the offered notes will not bear interest

No listing:  the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption:  the offered notes will not be subject to redemption right or price dependent redemption right

Closing level:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-25 of the accompanying general terms supplement, subject to anti-dilution adjustments as described under “Supplemental Terms of Your Notes — Anti-dilution Adjustments” on page S-22 of the accompanying general terms supplement

Business day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-24 of the accompanying general terms supplement

Trading day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-25 of the accompanying general terms supplement

Use of proceeds and hedging:  as described under “Use of Proceeds and Hedging” on page S-40 of the accompanying product supplement no. 1067

Supplemental discussion of U.S. federal income tax consequences:  you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the basket underliers, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 1067

ERISA:  as described under “Employee Retirement Income Security Act” on page S-48 of the accompanying product supplement no. 1067

Supplemental plan of distribution:  as described under “Supplemental Plan of Distribution” on page S-49 of the accompanying product supplement no. 1067; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $      .

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of      % of the face amount. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of      % of the face amount, and as a result of such agreements the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount set forth on the front cover page of this pricing supplement from Goldman, Sachs & Co.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.:  38143UZ46

ISIN no.:  US38143UZ462

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Additional Terms Specific to Your Notes

You should read this pricing supplement together with the prospectus dated September 19, 2011, the prospectus supplement dated September 19, 2011, the general terms supplement dated March 22, 2012 and the product supplement no. 1067 dated September 19, 2011. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated September 19, 2011:

http://sec.gov/Archives/edgar/data/886982/000119312511251384/d226127ds3asr.htm

Prospectus supplement dated September 19, 2011:

http://sec.gov/Archives/edgar/data/886982/000119312511251448/d233005d424b2.htm

General terms supplement dated March 22, 2012:

http://sec.gov/Archives/edgar/data/886982/000119312512127663/d320742d424b2.htm

Product supplement no. 1067 dated September 19, 2011:

http://www.sec.gov/Archives/edgar/data/886982/000119312511251484/d232722d424b2.htm

HYPOTHETICAL EXAMPLES

The following table and examples are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that the various hypothetical final basket levels or hypothetical closing levels of the basket underliers, as applicable, on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final basket levels that are entirely hypothetical; no one can predict what the basket level will be on any day throughout the life of your notes, and no one can predict what the final basket level will be on the determination date. The basket underliers have been highly volatile in the past — meaning that the levels of the basket underliers have changed considerably in relatively short periods — and their performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the basket and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page PS-11 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Upside participation rate	100.00%

Contingent minimum return	5.00%

Trigger buffer amount	21.00%

Initial basket level	100

Neither a market disruption event nor a non-trading day occurs with respect to either basket underlier on the originally scheduled determination date

No change in or affecting any of the basket underlier stocks or the policies of the basket underlier investment advisor or the method by which the index sponsor calculates the MSCI Mexico Investable Market Index and the MSCI Brazil Index, respectively

Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial iShares® MSCI Mexico Investable Market Index Fund level or the initial iShares® MSCI Brazil Index Fund level that will serve as the baselines for determining the basket return and the amount, if any, that we will pay on your notes at maturity. We will not do so until the trade date. As a result, the actual initial iShares® MSCI Mexico Investable Market Index Fund level and initial iShares® MSCI Brazil Index Fund level may differ substantially from the current level of such basket underlier prior to the trade date.  They may also differ substantially from the level of such basket underliers at the time you purchase your notes.

For these reasons, the actual performance of the basket over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical level of each basket underlier shown elsewhere in this pricing supplement.  For information about the historical level of each basket underlier during recent periods, see “The Basket and the Basket Underliers — Historical High, Low and Closing Levels of the Basket Underliers” below.  Before investing in the offered notes, you should consult publicly available information to determine the level of the basket underliers between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the basket underliers.

The levels in the left column of the table below represent hypothetical final basket levels and are expressed as percentages of the initial basket level.  The amounts in the middle column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level), assuming that a trigger event does not occur (i.e., the final basket level has not declined, as compared to the initial basket level, by more than the trigger buffer amount on the determination date), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level), assuming that a trigger event occurs (i.e., the final basket level has declined, as compared to the initial basket level, by more than the trigger buffer amount on the determination date),and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level) and the assumptions noted above.

Hypothetical Final Basket Level	Hypothetical Cash Settlement Amount (as percentage of Face Amount)

(as percentage of Initial Basket Level)	Trigger Event has not occurred	Trigger Event has occurred
150.000%	150.000%	N/A
140.000%	140.000%	N/A
130.000%	130.000%	N/A
120.000%	120.000%	N/A
110.000%	110.000%	N/A
105.000%	105.000%	N/A
103.000%	105.000%	N/A
100.000%	105.000%	N/A
95.000%	105.000%	N/A
90.000%	105.000%	N/A
80.000%	105.000%	N/A
79.000%	105.000%	N/A
50.000%	N/A	50.000%
25.000%	N/A	25.000%
0.000%	N/A	0.000%

If, for example, a trigger event has occurred and the final basket level were determined to be 50.000% of the initial basket level, the cash settlement amount that we would deliver on your notes at maturity would be 50.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 50.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

If, for example, a trigger event has not occurred and the final basket level were determined to be 95.000% of the initial basket level, the cash settlement amount that we would deliver on your notes at maturity would be 105.000% of the face amount of your notes, as shown in the table above, because a trigger event has not occurred and the hypothetical basket return of -5.000% is less than the contingent minimum return of 5.000%.  If, however, the final basket level were determined to be 110.000% of the initial basket level, the cash settlement amount that we would deliver on your notes at maturity would be 110.000% of the face amount of your notes, as shown in the table above, because a trigger event has not occurred and the hypothetical basket return of 10.000% is greater than the contingent minimum return of 5.000%.

The following three examples illustrate the hypothetical cash settlement amount at maturity, on each note based on hypothetical final levels of the basket underliers, calculated based on the key terms and assumptions above. The levels in Column A represent the hypothetical initial level for each basket underlier, and the levels in Column B represent hypothetical final levels for each basket underlier. The percentages in Column C represent hypothetical final levels for each basket underlier in Column B expressed as percentages of the corresponding hypothetical initial levels in Column A. The amounts in Column D represent the initial weighted values of each basket underlier, and the amounts in Column E represent the products of the percentages in Column C times the corresponding amounts in Column D. The final basket level for each example is shown beneath each example, and will equal the sum of the two products shown in Column E. The basket return for each example is shown beneath the final basket level for such example, and will equal the quotient of (i) the final basket level for such example minus the initial basket level divided by (ii) the initial basket level, expressed as a percentage.

Example 1:  A trigger event has not occurred and the final basket level is greater than the initial basket level.  The cash settlement amount will equal the sum of the face amount plus the product of the basket return times face amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C x Column D
iShares® MSCI Brazil Index Fund	51.58	64.99	126%	70.00	88.20
iShares® MSCI Mexico Investable Market Index Fund	55.09	69.41	126%	30.00	37.80
				Final Basket Level:	126.00
				Basket Return:	26.00%

•  In this example, both of the hypothetical final levels for the basket underliers are greater than the applicable hypothetical initial levels, which results in the hypothetical final basket level being greater than the initial basket level of 100.00.  Since a trigger event has not occurred and the hypothetical basket return of 26.00% exceeds the contingent minimum return of 5.00%, the hypothetical cash settlement amount will equal:

Cash settlement amount = $1,000 + ($1,000 × 100% × 26.00%) = $1,260.00

Example 2:  A trigger event has not occurred and the final basket level is less than the initial basket level.  The cash settlement amount will equal the sum of the face amount plus the product of the contingent minimum return times the face amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C x Column D
iShares® MSCI Brazil Index Fund	51.58	46.42	90%	70.00	63.00
iShares® MSCI Mexico Investable Market Index Fund	55.09	49.58	90%	30.00	27.00
				Final Basket Level:	90.00
				Basket Return:	-10.00%

•  In this example, both of the hypothetical final levels for the basket underliers are less than the applicable hypothetical initial levels, which results in the hypothetical final basket level being less than the initial basket level of 100.00.  Since a trigger event has not occurred and the hypothetical final basket return of -10.00%% is less than the contingent minimum return of 5.00%, the hypothetical cash settlement amount will equal:

Cash settlement amount = $1,000 + ($1,000 × 5.00%) = $1,050.00

Example 3:  A trigger event has occurred and the final basket level is less than the initial basket level.  The cash settlement amount will equal the sum of the face amount plus the product of the basket return times face amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C x Column D
iShares® Index Brazil Index Fund	51.58	25.79	50%	70.00	35.00
iShares® MSCI MSCI Mexico Investable Market Index Fund	55.09	27.55	50%	30.00	15.00
				Final Basket Level:	50.00
				Basket Return:	-50.00%

•  In this example, both of the hypothetical final levels for the basket underliers are less than the applicable hypothetical initial levels, which results in the hypothetical final basket level being less than the initial basket level of 100.00.  Since a trigger event has occurred, the hypothetical cash settlement amount will equal:

Cash settlement amount = $1,000 + ($1,000 × -50.00%) = $500.00

The cash settlement amounts shown above are entirely hypothetical; they are based on levels for the basket underliers that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-32 of the accompanying product supplement no. 1067.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final basket level on the determination date, nor can we predict the relationship between the level of each basket underlier and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive, if any, on the stated maturity date and the rate of return on the offered notes will depend on the initial level of each basket underlier and the actual basket return determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the hypothetical cash settlement amounts shown in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement, and “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes” in the accompanying product supplement no. 1067.  Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the basket underliers that comprise the basket to which your notes are linked.  You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, will also exceed the estimated value of your notes as determined by reference to these models.  The amount of the excess will initially equal the amount on the cover of this pricing supplement, which will decline on a straight line basis over the period from the date hereof through the applicable date on the cover.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its customary bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others.   See “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-32 of the accompanying product supplement no. 1067.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its customary bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes.  See “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — Your Notes May Not Have an Active Trading Market” on page S-32 of the accompanying product supplement no. 1067.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the basket underliers, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program —  How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of a weighted basket comprised of the iShares® MSCI Mexico Investable Market Index Fund and the iShares® MSCI Brazil Index Fund, as measured from the initial basket level of 100 to the final basket level on the determination date. If a trigger event has occurred, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes.  Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Basket Level

If the final basket level is less than 79.00% of the initial basket level, a trigger event will occur and you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a 21.00% drop between the initial basket level and the final basket level will not result in a loss of principal on the notes (since a trigger event will not have occurred), a decrease in the final basket level to less than 79.00% of the initial basket level on the determination date may result in a loss of a significant portion of the principal amount of the notes despite only a small change in the basket level.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

You Have No Shareholder Rights or Rights to Receive Any Shares of the Basket Underliers or Any Underlier Stock

Investing in your notes will not make you a holder of any shares of the basket underliers or any underlier stock.  Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the basket underliers or the stocks comprising the basket underliers or any other rights with respect to the basket underliers or the stocks comprising the basket underliers.  Your notes will be paid in cash, and you will have no right to receive delivery of any shares of a basket underlier or the stocks comprising a basket underlier.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

The Cash Settlement Amount of Your Notes Is Not Linked to the Level of Each Basket Underlier at Any Time Other Than the Determination Date

The cash settlement amount that will be paid on your notes will be determined based on the final basket level. Although the actual basket closing level on the stated maturity date or at other times during the life of your notes may be higher than the final basket level, you will not benefit from the basket closing levels at any time other than on the determination date.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

The Basket Underlier Sponsor Retains Significant Control and Discretionary Decision-Making Over the Basket Underliers, Which May Have an Adverse Effect on the Levels of the Basket Underliers and on Your Notes.

Under the methodology documents that govern the basket underliers, the basket underlier sponsor retains the right, from time to time, to exercise reasonable discretion as it deems appropriate in order to ensure basket underlier integrity.  Although it is unclear how and to what extent this discretion could or would be exercised, it is possible that it could be exercised by the basket underlier sponsor in a manner that adversely affects the levels of the basket underliers and therefore your notes.  The basket underlier sponsor is not obligated to, and will not, take account of your interests in exercising the discretion described above.

Because Your Notes Are Linked to a Basket of Underliers, the Lower Performance of One Basket Underlier May Offset an Increase in the Other Underlier in the Basket

Your notes are linked to basket underliers that are not equally weighted.  Declines in the level of one basket underlier may offset increases in the levels of the other basket underlier.  As a result, any return on the basket — and thus on your notes — may be reduced or eliminated, which will have the effect of reducing the amount payable in respect of your notes at maturity.

The Policies of the Basket Underliers’ Investment Advisor, BlackRock Fund Advisors, and MSCI, the Sponsor of the MSCI Mexco Index and the MSCI Brazil Index, Could Affect the Amount Payable on Your Notes and Their Market Value

The iShares® MSCI Mexico Investable Market Index Fund’s and the iShares® MSCI Brazil Index Fund’s investment advisor, BlackRock Fund Advisors (“BFA”) may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the investment advisor concerning the calculation of the net asset value of the basket underliers, additions, deletions or substitutions of securities in the basket underliers and the manner in which changes affecting the MSCI Mexico Investable Market Index (the “MSCI EWW index”) and the MSCI Brazil Index (the “MSCI EWZ index”) (each a “basket index” and, together, the “basket indices”) are reflected in the basket underliers that could affect the market price of the shares of the basket underliers, and therefore, the amount payable on your notes on the maturity date. The amount payable on your notes and their market value could also be affected if BFA changes these policies, for example, by changing the manner in which it calculates the net asset value of the basket underliers, or if BFA discontinues or suspends calculation or publication of the net asset value of the basket underliers, in which case it may become difficult or inappropriate to determine the market value of your notes.

If events such as these occur, the calculation agent — which initially will be Goldman, Sachs & Co. — may determine the closing price of the the basket underliers on the determination date — and thus the amount payable on the maturity date, if any — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the final iShares® MSCI Mexico Investable Market Index Fund level and final iShares® MSCI Brazil Index Fund level on the determination date and the amount payable on your notes more fully under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement.

In addition, MSCI (the “MSCI index sponsor”) owns the basket indices, and is responsible for the design and maintenance of the basket indices.  The policies of the basket indices concerning the calculation of such indices, including decisions regarding the addition, deletion or substitution of the equity securities included in the basket indices, could affect the level of the basket indices, and, consequently, could affect the market prices of shares of the basket underliers, and, therefore, the amount payable on your notes and their market value.

There Are Risks Associated with the Basket Underliers

Although the shares of the basket underliers are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the basket underliers or that there will be liquidity in the trading market.

In addition, the basket underliers are subject to management risk, which is the risk that the index fund investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor of the basket underliers may select up to 10% of a basket underlier’s assets to be invested in shares of equity securities that are not included in the related basket index.  The basket underliers are also not actively managed and may be affected by a general decline in market segments relating to the basket indices.  The investment advisor of the basket underliers invests in securities included in, or representative of, the related basket indices regardless of their investment merits.  The investment advisor of the basket underliers does not attempt to take defensive positions in declining markets.

In addition, the basket underliers are subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agent and depositories.  Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody problems.

The Basket Underliers and the Basket Indices are Different and the Performance of the Basket Underliers May Not Correlate with the Performance of the Related Basket Indices

The basket underliers use a representative sampling strategy to attempt to track the performance of the related basket indices.  A basket underlier may not hold all or substantially all of the equity securities included in the related basket index and may hold securities or assets not included in the related basket index. Therefore, while the performance of a basket underlier is generally linked to the performance of the related basket index, the performance of the basket underlier is also linked in part to shares of equity securities not included in the related basket index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with the index fund investment advisor.

Imperfect correlation between a basket underlier’s portfolio securities and those in the related basket index, rounding of prices, changes to the related basket index and regulatory requirements may cause a tracking error, the divergence of a basket underlier’s performance from that of the related basket index.

In addition, the performance of a basket underlier will reflect additional transaction costs and fees that are not included in the calculation of the related basket index and this may increase the tracking error of such basket underlier.  Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the basket underlier and the related basket index. Finally, because the shares of the basket underliers are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of a basket underlier may differ from the net asset value per share of that basket underlier.

For all of the foregoing reasons, the performance of the basket underliers may not correlate with the performance of the related basket indices. Consequently, the return on the notes will not be the same as investing directly in the basket underliers or in the related basket indices or in the index fund stocks or in the basket indices stocks, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the basket indices.

Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities Markets

The basket indices are comprised of stocks traded in developed foreign equity markets and the index fund holds stocks traded in the equity markets of emerging markets countries. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. Such foreign securities markets may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Because foreign exchanges may be open on days when the basket underliers are not traded, the value of the securities underlying the basket underliers may change on days when shareholders will not be able to purchase or sell shares of the basket underliers.

Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. It will also likely be more costly and difficult for the basket underlier sponsor to enforce the laws or regulations of a foreign country or trading facility, and it is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in the stocks included in the basket underliers.

The iShares MSCI Mexico Investable Market Index Fund Caps Its Investment In All Stocks at Less Than 25% of the Fund, Which Results In a High Weighting Discrepancy with Respect to One of Its Constituents

One of the index funds in the basket, the iShares MSCI Mexico Investable Market Index Fund, caps its investments in all stocks at less than 25% of the fund, although its related MSCI index does not.  As a result, the largest holding in the the iShares MSCI Mexico Investable Market Index Fund is 24.08% of the index fund, while the same stock has a weighting of 31.2245% in the related MSCI index as of June 11, 2012.  This difference in weighting may result in a higher discrepancy in the performance of the index fund as compared to the performance of its related index, than would ordinarily be the case for an index fund.  In addition, this discrepancy may require the investment manager to use greater discretion in attempting to track the related index than may ordinarily be required, which could result in manager error.   As a result, your payment at maturity on the notes may be less than you would have received if your notes had been linked to a basket of index funds that did not have such a weighting discrepancy.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax.  Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1065. You should consult your own tax adviser about this matter.  Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1065 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

THE BASKET AND THE BASKET UNDERLIERS

The Basket

Your notes are linked to a basket of the shares of two exchange traded funds, the iShares MSCI Mexico Investable Market Index Fund, which we refer to as the iShares Mexico fund, and the iShares MSCI Brazil Index fund, which we refer to as the iShares Brazil fund and, together with the iShares Mexico fund, as the index funds.  The basket is not equally weighted, and the iShares Brazil fund is weighted at 70% of the basket while the iShares Mexico fund is weighted at 30% of the basket.

The Index Funds

The shares of the index funds are issued by iShares, Inc., a registered investment company. The index funds seek investment results that correspond generally to the price and yield performance, before fees and expenses, of the indexes on which they are based.  The iShares Mexico fund is based on the MSCI Mexico Investable Market Index, and the iShares Brazil fund is based on the MSCI Brazil Index, which we refer together as the MSCI indexes.  The iShares index fund trade on the NYSE Arca under the ticker symbols “EWW UP” (iShares Mexico fund) and “EWZ UP” (iShares Brazil fund).  BlackRock Fund Advisors (“BFA”) serves as the investment advisor to the iShares index funds.

BFA, as the investment advisor to the index funds, employs a technique known as representative sampling to track the MSCI Emerging Markets Index. The index funds generally invest at least 90% (in the case of the iShares Mexico fund) or 95% (in the case of the iShares Brazil fund) of their assets in the securities of their respective MSCI indexes and in American Depositary Receipts or Global Depositary Receipts based on the securities of their respective MSCI indexes.  The index funds may invest the remainder of their assets in securities not included in their respective MSCI indexes, but which BFA believes will help the index funds track their respective MSCI indexes, or in futures contracts, options on futures contracts, other types of options and swaps related to those indexes, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates. BFA will waive portfolio management fees in an amount equal to the portfolio management fees of such other iShares money market funds for any portion of the index funds’ assets invested in shares of such other funds.

We obtained the following fee information from the index funds’ website, without independent verification. The investment advisor is entitled to receive a management fee from the iShares Brazil fund based on the index fund’s allocable portion of the aggregate of the average daily net assets of the index fund as follows: 0.74% per annum of aggregate net assets of the index fund less than or equal to $2.0 billion, plus 0.69% per annum of the aggregate net assets of the index fund on amounts over $2.0 billion and up to and including $4.0 billion, plus 0.64% per annum of the aggregate net assets of the index fund on amounts over $4.0 billion, up to and including $8.0 billion, plus 0.57% per annum of the aggregate net assets of the index fund on amounts over $8.0 billion, up to and including $16.0 billion, plus 0.51% per annum of the aggregate net assets of the index fund on amounts over $16.0 billion, up to and including $32.0 billion and 0.45% per annum of the aggregate net assets of the index fund on amounts in excess of $32.0 billion. As of August 31, 2011, the expense ratio of the iShares Brazil fund was 0.59% per annum. The investment advisor is entitled to receive a management fee from the iShares Mexico fund based on the index fund’s allocable portion of the aggregate of the average daily net assets of the index fund as follows: 0.59% per annum of aggregate net assets of the index fund less than or equal to $7.0 billion, plus 0.54% per annum of the aggregate net assets of the index fund on amounts over $7.0 billion and up to and including $11.0 billion, plus 0.49% per annum of the aggregate net assets of the index fund on amounts over $11.0 billion, up to and including $24.0 billion, plus 0.44% per annum of the aggregate net assets of the index fund on amounts over $24.0 billion, up to and including $48.0 billion, and 0.40% per annum of the aggregate net assets of the index fund on amounts in excess of $48.0 billion.  As of August 31, 2011, the expense ratio of the iShares Mexico fund was 0.52% per annum.

For additional information regarding iShares Inc., BFA, the index funds and the risk factors attributable to the index funds, please see the Prospectuses for the index funds, each dated January 1, 2012, filed as part of the Registration Statement on Form N-1A with the SEC under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (File Nos. 033-97598 and 811-09102, respectively). Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov. In addition, information regarding the index funds, including their respective top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the iShares® website at www.ishares.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

If a market disruption event occurs with respect to either of the index funds, the calculation agent will have discretion to adjust the closing price of the disrupted index fund on the determination date or to determine it in a different manner as described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement.

Investment Objective and Strategy

The index funds seek to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in their respective countries, as represented by the MSCI indexes. The index funds’ investment objectives and the MSCI indexes may be changed at any time.

The return on your notes is linked to the performance of the iShares funds included in the basket, and not to the performance of the MSCI indexes on which the index funds are based.  Although the index funds seek results that correspond generally to the performance of their respective MSCI indexes, the index funds follow a strategy of “representative sampling,” which means the index funds’ holdings do not identically correspond to the holdings and weightings of their respective MSCI indexes, and may significantly diverge from those indexes.  Although the index funds generally invest at least 90% (in the case of the iShares Mexico fund) or 95% (in the case of the iShares Brazil fund) of their assets in some of the same securities as those contained in their respective MSCI indexes and in depositary receipts representing the same securities as those contained in their respective MSCI indexes, they do not hold all of the securities underlying those indexes and may invest the remainder in securities that are not contained in those indexes, or in other types of investments.  Additionally, when an index fund purchases securities not held by its MSCI index, the index fund may be exposed to additional risks, such as counterparty credit risk or liquidity risk, to which the index components are not exposed. Therefore, your investment in the index funds will not directly track the performance of the underlying MSCI indexes and there may be significant variation between the performance of the index funds and the MSCI indexes on which they are based.

The following tables display the top holdings and weighting by sector of the index funds.  This information has been obtained from the iShares website without independent verification.

iShares® MSCI Mexico Investable Market Index Fund Stock Weighting by Sector
as of June 12, 2012

Sector:	Percentage (%)*
Consumer Services	32.03
Telecommunications	24.78
Materials	15.56
Financials	9.03
Industrials	9.02
Consumer Discretionary	8.36
Health Care	0.90
S-T Securities	0.03
Other/Undefined	0.28

*Percentages may not sum to 100% due to rounding.

**A list of constituent stocks can be found at   http://us.ishares.com/product_info/fund/overview/EWW.htm

iShares® MSCI Brazil Index Fund Stock Weighting by Sector
as of June 12, 2012

Sector:	Percentage (%)*
Financials	24.38
Materials	19.76
Energy	18.08
Consumer Staples	13.11
Utilities	8.13
Industrials	4.30
Telecommunications	3.65
Information Technology	3.51
Consumer Discretionary	3.47
Health Care	0.92
Other/Undefined	0.69

*Percentages may not sum to 100% due to rounding.

**A list of constituent stocks can be found at   http://us.ishares.com/product_info/fund/overview/EWZ.htm

Sector designations are determined by the index fund investment advisor using criteria it has selected or developed.  Fund advisors or index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between funds or indices with different fund advisors or index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the index funds or indices.

Representative Sampling

BFA uses a representative sampling strategy to track the MSCI indexes. Representative sampling is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the related MSCI index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the related MSCI index. Funds may or may not hold all of the securities that are included in the related MSCI index.  In particular, the iShares Mexico fund caps its investments in all stocks at less than 25% of the fund, although its related MSCI index does not.  As a result, the largest holding in the iShares Mexico fund is 24.08% of the index fund, while the same stock has a weighting of 31.2245% in the related MSCI index as of June 11, 2012.  This discrepancy may result in a higher tracking error than would ordinarily be the case for an index fund.

Correlation

Each of the MSCI indexes is a theoretical financial calculation while each index fund is an actual investment portfolio. The performance of an index fund and its related index will vary somewhat due to transaction costs, foreign currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the index fund’s portfolio and the index resulting from legal restrictions (such as diversification requirements that apply to the index fund but not to the index) or representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” An index fund, using representative sampling, can be expected to have a greater tracking error than an index fund using a replication indexing strategy. “Replication” is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.  The annual tracking error of the iShares Mexico fund measured from the inception of the fund to June 12, 2012 is 0.81%.  The annual tracking error of the iShares Brazil fund measured from the inception of the fund to June 12, 2012 is 1.63%.

Industry Concentration Policy

The index funds will not concentrate their investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the index funds will concentrate their investments to approximately the same extent that the MSCI indexes concentrate in the stocks of such particular industry or group of industries, subject to the 25% limitation.

Creation Units

The iShares funds issue and redeem shares at their net asset value per share only in large blocks of shares or multiples thereof  called creation units. As a practical matter, only institutions or large investors purchase or redeem creation units. These transactions are usually effected in exchange for a basket of securities similar to the relevant index fund’s portfolio and an amount of cash. Except when aggregated in creation units, shares of the index funds are not redeemable securities.  Redemptions of creation units may cause temporary dislocations in tracking errors.

Share Prices

The approximate value of one share of the index funds is disseminated every fifteen seconds throughout the trading day by the national securities exchange on which the iShares funds are listed or by other information providers or market data vendors. This approximate value should not be viewed as a “real-time” update of the net asset value, because the approximate value may not be calculated in the same manner as the net asset value, which is computed once a day. The approximate value generally is determined by using current market quotations and/or price quotations obtained from broker-dealers that may trade in the portfolio securities held by the iShares funds. The iShares funds are not involved in, or responsible for, the calculation or dissemination of the approximate values and makes no warranty as to their accuracy.

The MSCI Indexes

The MSCI indexes are stock indexes calculated, published and disseminated daily by MSCI Inc., which we refer to as “MSCI”, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

The indexes are free float adjusted market capitalization index and are two of the MSCI Global Investable Market Indices, the methodology of which is described below.

Each of the indexes is considered an emerging markets index and a “standard” index, which means it consists of all eligible large capitalization and mid-capitalization stocks, as determined by MSCI, in the relevant market (Mexico and Brazil). The end-of day total return net U.S. dollar value for the MSCI Mexico Investable Markets Index is reported by Bloomberg under the ticker symbol “MIMUMEXN.”  The end-of day total return net U.S. dollar value for the MSCI Brazil Index is reported by Bloomberg under the ticker symbol “NDUEBRAF.” Additional information about the MSCI Global Investable Market Indices is available on the following website: http://www.mscibarra.com/products/indices/international_equity_indices/gimi/. Daily closing price information for the MSCI indexes are available on the following website: http://www.mscibarra.com/products/indices/international_equity_indices/performance.html.

Construction of the MSCI Indexes

MSCI undertakes an index construction process, which involves:

(i) defining the equity universe;

(ii) determining the market investable equity universe for each market;

(iii) determining market capitalization size segments for each market;

(iv) applying index continuity rules;

(v) creating style segments within each size segment within each market; and

(vi) classifying securities under the Global Industry Classification Standard.

Defining the Equity Universe

(i) Identifying Eligible Equity Securities: The equity universe initially looks at securities listed in any of the countries in the MSCI global index series, which will be classified as either “developed markets” or “emerging markets”. All listed equity securities, including real estate investment trusts are eligible for inclusion in the equity universe. Conversely, mutual funds, exchange-trade funds, equity derivatives, limited partnerships, and most investment trusts are not eligible for inclusion in the equity universe.

(ii) Country Classification of Eligible Securities: Each company and its securities (i.e., share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A market investable equity universe for a market is derived by applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is generally equivalent to a single country. The global investable equity universe is the aggregation of all market investable equity universes. The investability screens used to determine the investable equity universe in each market are:

(i) Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization. The equity universe minimum size requirement applies to companies in all markets and is derived as follows:

As of April 19, 2011, the equity universe minimum size requirement was set at US$140,000,000. Companies with a full market capitalization below this level are not included in any market investable equity universe. The equity universe minimum size requirement is reviewed and, if necessary, revised at each semi-annual index review, as described below.

• First, the companies in the developed market equity universe are sorted in descending order of full market capitalization and the cumulative coverage of the free float-adjusted market capitalization of the developed market equity universe is calculated at each company. Each company’s free float-adjusted market capitalization is represented by the aggregation of the free float-adjusted market capitalization of the securities of that company in the equity universe.

• Second, when the cumulative free float-adjusted market capitalization coverage of 99% of the sorted equity universe is achieved, the full market capitalization of the company at that point defines the equity universe minimum size requirement.

• The rank of this company by descending order of full market capitalization within the developed market equity universe is noted, and will be used in determining the equity universe minimum size requirement at the next rebalance.

(ii) Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

(iii) Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity as measured by its twelve-month and three-month annualized traded value ratio. This measure attempts to screen out extreme daily trading volumes and takes into account the free float-adjusted market capitalization size of securities. In the calculation of a security’s annualized traded value ratio, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 15% of the 3-month annualized traded value ratio and 80% of 3-month frequency of trading over the last 4 consecutive quarters, as well as 15% of the 12-month annualized traded value ratio, are required for inclusion of a security in a market investable equity universe of an emerging market. Due to liquidity concerns relating to securities trading at very high stock prices, a security that is currently not a constituent of a MSCI Global Investable Markets Index that is trading at a stock price above US$10,000 will fail the liquidity screening and will not be included in any market investable equity universe.

(iv) Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To determine the free float of a security, MSCI considers the proportion of shares of such security available for purchase in the public equity markets by international investors. In practice, limitations on the investment opportunities for international investors include: strategic stakes in a company held by private or public shareholders whose investment objective indicates that the shares held are not likely to be available in the market; limits on the proportion of a security’s share capital authorized for purchase by non-domestic investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security. MSCI will then derive a “foreign inclusion factor” for the company that reflects the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. MSCI will then “float-adjust” the weight of each constituent company in an index by the company’s foreign inclusion factor. Typically, securities with a free float adjustment ratio of less than 0.15 will not be eligible for inclusion in MSCI’s indices. Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

(v) Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a semi-annual index review. This requirement is applicable to small new issues in all markets. Large initial public offerings are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and a standard index, such as the index, outside of a quarterly or semiannual index review.

(vi) Minimum Foreign Room Requirement:  This investability screen is applied at the individual security level.  To be eligible for inclusion in a market investable equity universe, a security that is subject to a foreign ownership limit must have at least 15% of its shares, relative to the maximum permitted foreign ownership, still available to foreign investors. If a security’s foreign room is less than 25% and equal to or higher than 15%, the foreign inclusion factor for that security will be adjusted downward.  The minimum foreign room requirement will also be applied to new constituents at the semi-annual index reviews

Defining Market Capitalization Size Segments for Each Market

Once a market investable equity universe is defined, it is segmented into the following size-based indices:

• Investable Market Index (Large Cap + Mid Cap + Small Cap)

• Standard Index (Large Cap + Mid Cap)

• Large Cap Index

• Mid Cap Index

• Small Cap Index

Creating the size segment indices in each market involves the following steps:

(i) defining the market coverage target range for each size segment;

(ii) determining the global minimum size range for each size segment;

(iii) determining the market size segment cutoffs and associated segment number of companies;

(iv) assigning companies to the size segments; and

(v) applying final size-segment investability requirements.

The market coverage for a standard index like the index is 85%. As of April 2011, the global minimum size range for an emerging market standard index is a full market capitalization of USD 1.01 billion to USD 2.32 billion.

Index Continuity Rules for Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of three constituents will be maintained for an emerging market standard index, and involves the following steps:

• If after the application of the index construction methodology, an emerging market standard index contains fewer than three securities, then the largest securities by free float-adjusted market capitalization are added to the index in order to reach the minimum number of required constituents.

• At subsequent index reviews, if the free float-adjusted market capitalization of a non-index constituent is at least 1.50 times the free float-adjusted market capitalization of the smallest existing constituent after rebalancing, the larger free float-adjusted market capitalization security replaces the smaller one.

Creating Style Indices within Each Size Segment

All securities in the investable equity universe are classified into value or growth segments. The classification of a security into the value or growth segment is used by MSCI to construct additional indices.

Classifying Securities under the Global Industry Classification Standard

All securities in the global investable equity universe are assigned to the industry that best describes their business activities. The GICS classification of each security is used by MSCI to construct additional indices.

Calculation Methodology for the MSCI Indexes

The performance of an MSCI index is a free float weighted average of the U.S. dollar values of its component securities. Prices used to calculate the component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange or exchanges in each market. In the event of a market disruption resulting in any component security price to be unavailable, MSCI will generally use the last reported price for such component security for the purpose of performance calculation. Closing prices are converted into U.S. dollars, as applicable, using the closing exchange rates calculated by WM/Reuters at 4:00 P.M. London Time.

Daily Total Return Methodology

The MSCI indexes are net daily total return net indexes. A daily total return index measures the market performance, including price performance and income from regular cash distributions (cash dividend payments or capital repayments), while a net daily total return index measures the price performance and income from dividends, net of certain withholding taxes. MSCI calculates withholding taxes using the highest applicable withholding tax rate applicable to institutional investors. The net income is reinvested in the index and thus makes up part of the total index performance. MSCI’s net daily total return methodology reinvests cash dividends in indices the day the security is quoted ex-dividend, or on the ex date. Certain cash distributions, including regular cash dividends and optional dividends, are reinvested in the index if, a day prior to the ex-date, the dividend impact on price is less than 5%. If the impact is 5% or more, the dividend will be reflected in the index through a price adjustment. A specific price adjustment is always applied for stock dividends at no cost to the shareholders, an extraordinary capital repayment or a dividend paid in the shares of another company. For the capital repayments that are deemed to be extraordinary compared to the dividends’ policy of the company or to the historical cash distributions, the price of the security is adjusted on the ex-date of the extraordinary capital repayment. Cash payments related to corporate events, such as mergers, acquisitions and liquidations are considered on a case-by-case basis.

Special cash dividends that are greater than or equal to 5% of the market price of the underlying security are reflected in the MSCI Indexes through an adjustment on their ex-date.

Maintenance of the MSCI Indexes

In order to maintain the representativeness of the MSCI Indexes, structural changes to an index as a whole may be made by adding or deleting component securities. Currently, such changes in the index may generally only be made on four dates throughout the year: after the close of the last business day of each February, May, August and November. Each country index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining each component country index, emphasis is also placed on its continuity, replicability, consistency and on minimizing turnover.

MSCI classifies index maintenance in three broad categories. The first consists of ongoing event related changes, such as mergers and acquisitions, which are generally implemented in the country indices in which they occur. The second category consists of quarterly index reviews, aimed at promptly reflecting other significant market events. The third category consists of full country index reviews that systematically re-assess the various dimensions of the equity universe for all countries simultaneously and are conducted on a fixed semi-annual timetable.

Ongoing event-related changes to the country indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, stock bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the country indices at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

MSCI’s quarterly index review process is designed to ensure that the country indices continue to be an accurate reflection of evolving equity markets. This goal is achieved by timely reflecting significant market driven changes that were not captured in each index at the time of their actual occurrence and that should not wait until the semi-annual index review due to their importance. These quarterly index reviews may result in additions and deletions of component securities from a country index and changes in “foreign inclusion factors” and in number of shares. Additions and deletions to component securities may result from: the addition of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float has fallen to less than 15% and that do not meet specified criteria; the deletion of securities that have become very small or illiquid; any primary and secondary offerings of less than 5% of the security’s number of shares included in the index; and the addition or deletion of securities as a result of other market events. Significant changes in free float estimates and corresponding changes in the foreign inclusion factor for component securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the  reclassification of shareholders from strategic to non-strategic, and vice versa, and/or updates to the number of shares outstanding; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI’s pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature. Changes in the number of shares are generally small and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments or share buybacks. The results of the quarterly index reviews are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August.

MSCI’s semi-annual index review is designed to systematically reassess the component securities of the index. During each semi-annual index review, the universe of component securities is updated and the global minimum size range for the index is recalculated, which is based on the full market capitalization and the cumulative free float-adjusted market capitalization coverage of each security that is eligible to be included in the index. The following index maintenance activities, among others, are undertaken during each semi-annual index review: the component securities are updated by identifying new equity securities that were not part of the index at the time of the previous quarterly index review; the minimum size requirement for the index is updated and new companies are evaluated relative to the new minimum size requirement; existing component securities that do not meet the minimum liquidity requirements of the index may be removed; and changes in “foreign inclusion factors” are implemented. During a semi-annual index review, component securities may be added or deleted from a country index for a range of reasons, including the reasons discussed with respect to component securities changes during quarterly index reviews as discussed above. The results of the semi-annual index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day of May and November. Index maintenance also includes monitoring and completing adjustments for share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs.

License Agreement between MSCI Inc. and The Goldman Sachs Group, Inc.

The Goldman Sachs Group, Inc. (“GS Group”) will enter into a non-exclusive license agreement with MSCI, in exchange for a fee, whereby GS Group will be permitted to use the index in connection with the offer and sale of Certificates. GS Group is not affiliated with MSCI and the only relationship between MSCI and GS Group is the licensing of the use of the index and trademarks relating to the index.

The MSCI indexes are the exclusive property of MSCI. MSCI and the MSCI indexes names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by GS Group. Certificates referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such Certificates. No purchaser, seller or holder of Certificates, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote Certificates without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

THE CERTIFICATES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI, ANY AFFILIATE OF MSCI INC. OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE INDEX IS THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY GS GROUP. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF CERTIFICATES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN CERTIFICATES PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE INDEX WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO CERTIFICATES OR THE ISSUER OR OWNER OF CERTIFICATES. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING THE INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF CERTIFICATES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE INDEX. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING THE INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF CERTIFICATES TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH CERTIFICATES ARE REDEEMABLE FOR CASH. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING THE INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF CERTIFICATES IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF CERTIFICATES. ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDEX FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING THE INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING THE INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY GS, ITS CUSTOMERS OR COUNTERPARTIES, ISSUERS OF CERTIFICATES, OWNERS OF CERTIFICATES OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING THE INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH THE INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING THE INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY

OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING THE INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Historical High, Low and Closing Levels of the Basket Underliers

The respective closing level of the basket underliers have fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the level of any of the basket underliers during any period shown below is not an indication that the basket underliers are more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the basket or the basket underliers as an indication of the future performances of the basket underliers.  We cannot give you any assurance that the future performance of the basket, basket underliers or the index stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.  During the period from January 3, 2007 through June 12, 2012, there were 1,016 18-month periods, the first of which began on January 3, 2007 and the last of which ended on June 12, 2012.  In 295 of such 1,016 18-month periods the closing level of the underlier on the final date of such period has fallen below 79.00% of the closing level of the underlier on the initial date of such period. Therefore, during approximately 29.04% of such 18-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 18-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the basket or the basket underliers.  The actual performance of the basket and the basket underliers over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the historical levels shown below.

The tables below show the high, low and closing levels of the iShares® MSCI Mexico Investable Market Index Fund and the iShares® MSCI Brazil Index Fund for each of the four calendar quarters in 2009, 2010 and 2011 and the first two calendar quarters of 2012 (through June 12, 2012).  The tables are for illustrative purposes only. We obtained the closing levels listed in the tables below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the iShares® MSCI Mexico Investable Market Index Fund

	High	Low	Close
2009
Quarter ended March 31	34.60	21.78	27.09
Quarter ended June 30	37.85	27.91	36.85
Quarter ended September 30	45.70	34.44	43.67
Quarter ended December 31	50.63	42.24	48.85
2010
Quarter ended March 31	53.35	45.84	53.35
Quarter ended June 30	55.47	46.07	47.88
Quarter ended September 30	53.29	47.55	52.97
Quarter ended December 31	61.92	53.88	61.92
2011
Quarter ended March 31	63.04	58.49	62.85
Quarter ended June 30	64.31	59.22	62.56
Quarter ended September 30	63.42	47.24	48.96
Quarter ended December 31	57.52	48.04	53.76
2012
Quarter ended March 31	62.52	54.30	62.52
Quarter ending June 30 (through June 12, 2012)	63.64	53.65	55.09

Quarterly High, Low and Closing Levels of the iShares® MSCI Brazil Index Fund

	High	Low	Close
2009
Quarter ended March 31	40.72	31.62	37.51
Quarter ended June 30	57.71	39.14	52.75
Quarter ended September 30	67.39	48.85	67.39
Quarter ended December 31	79.40	65.75	74.41
2010
Quarter ended March 31	77.58	62.60	73.46
Quarter ended June 30	75.53	58.45	61.79
Quarter ended September 30	76.72	62.80	76.72
Quarter ended December 31	81.36	73.64	77.40
2011
Quarter ended March 31	78.64	70.22	77.48
Quarter ended June 30	79.78	69.57	73.35
Quarter ended September 30	74.16	52.04	52.04
Quarter ended December 31	64.51	50.89	57.39
2012
Quarter ended March 31	70.42	58.52	64.74
Quarter ending June 30 (through June 12, 2012)	65.36	50.61	51.58

Historical Basket Levels

The following graph is based on the basket closing levels for the period from January 3, 2007 through June 12, 2012 assuming that the basket closing level was 100 on January 3, 2007.  We derived the basket closing levels based on the method to calculate the basket closing level as described in this pricing supplement and on actual closing levels of the relevant basket underliers on the relevant date.  The basket closing level has been normalized such that its hypothetical level on January 3, 2007 was 100.  As noted in this pricing supplement, the initial basket level will be set at 100 on the trade date.  The basket closing level can increase or decrease due to changes in the levels of the basket underliers.  The graph is for illustrative purposes only.

Basket Performance

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

		$
TABLE OF CONTENTS Pricing Supplement

The Goldman Sachs Group, Inc.

Basket-Linked Trigger Notes due

(Linked to a Weighted Basket Comprised of the iShares® MSCI Mexico Investable Market Index Fund and the iShares® MSCI Brazil Index Fund)

Medium-Term Notes, Series D

Goldman, Sachs & Co.

JPMorgan

	Page
Summary Information	PS-2
Hypothetical Examples	PS-6
Additional Risk Factors Specific to Your Notes	PS-11
The Basket and the Basket Underliers	PS-17
Product Supplement No. 1067 dated September 19, 2011
Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Trigger Notes	S-9
Additional Risk Factors Specific to the Underlier-Linked Trigger Notes	S-30
General Terms of the Underlier-Linked Trigger Notes	S-35
Use of Proceeds and Hedging	S-40
Supplemental Discussion of Federal Income Tax Consequences	S-42
Employee Retirement Income Security Act	S-48
Supplemental Plan of Distribution	S-49

General Terms Supplement dated March 22, 2012
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-12
The Underliers	S-30
Licenses	S-31
S&P 500® Index	S-31
MSCI Indices	S-35
Hang Seng China Enterprises Index	S-43
Russell 2000® Index	S-47
FTSE® 100 Index	S-52
Euro STOXX 50® Index	S-56
TOPIX	S-60
The Dow Jones Industrial AverageSM	S-65
The iShares® MSCI Emerging Markets Index Fund	S-67
Prospectus Supplement dated September 19, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28
Prospectus dated September 19, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140